Exhibit 3.8

Privately-Owned Business

Business License

(duplicate)

Registration Code: 300203804017221

License granted by:
Siming District Administration of Industry & Commerce of Xiamen City

Date: Mar 20, 2008

The Business License is subject to annual check during Jan to March yearly, and becomes invalid overdue for the check.
Business name:
Xiamen Siming District Yang Yang Canteen

Name of shop owner: YANG Jiyang

Type of incorporation:
Individual operation of business

Business address:
4th & 5th Shops, No. 49 Jinshang Road (Yuzhou Garden), Siming District, Xiamen City.

Business scope and mode:
As a snack bar: Snacks (License valid till Dec 30, 2009)(any of above-listed business scope subject to license of relevant departments shall be operated only after approval).

Annual checking records:
(stamp showing completion of annual checking)

Validity of Business License:
From May 18, 2006 to May 18, 2009

Printed by China General Administration of Industry & Commerce